FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated May 7, 2009

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Company name:	Magyar Telekom Plc.	Company address: e-mail address:	H-1013 Budapest Krisztina krt. 55. investor.relations@telekom.hu
IR contacts:	Position:	Telephone:	E-mail address:
Szabolcs Czenthe	Director, Capital markets and acquisitions	+36-1-458-0437	czenthe.szabolcs@telekom.hu
Krisztina Förhécz	Head of Investor Relations	+36-1-457-6029	forhecz.krisztina@telekom.hu
Linda László	IR manager	+36-1-457-6084	laszlo.linda@telekom.hu
Márton Peresztegi	IR manager	+36-1-458-7382	peresztegi.marton@telekom.hu

Interim management report - First quarter 2009 results

Public guidance maintained despite recessionary impact

Budapest – May 7, 2009 – Magyar Telekom (Reuters: NYSE: MTA.N, BSE: MTEL.BU and Bloomberg: NYSE: MTA US, BSE: MTELEKOM HB), the leading Hungarian telecommunications service provider, today reported its consolidated financial results for the first quarter of 2009, in accordance with International Financial Reporting Standards (IFRS).

Highlights:

              Revenues were down by 2.0% to HUF 159.4 bn (EUR 541.2 m) in the first quarter of 2009 over the same period in 2008. Revenue decline was mainly due to lower fixed line and mobile voice revenues in Hungary, but fixed line internet revenues also declined. These declines were partly offset by growth in mobile internet, SI/IT, data and TV revenues, as well as by the revenue growth at the international subsidiaries driven by the translation impact of the weakening forint.

              EBITDA declined by 6.3% to HUF 64.6 bn, with an EBITDA margin of 40.5%. Underlying EBITDA, which is EBITDA excluding investigation-related costs (HUF 1.7 bn in 1Q 2009 against HUF 1.5 bn in 1Q 2008), as well as severance payments and accruals (HUF 0.4 bn in 1Q 2009 against HUF 0.1 bn in 1Q 2008) decreased by 5.6% quarter-on-quarter. Underlying EBITDA margin was 41.8% in the first quarter of 2009 compared to 43.4% in the same period of 2008. While part of the EBITDA decline comes from the HUF 1.3 bn one-off gain on real estate sales in Q1 2008 (sale of MontMak), EBITDA is under pressure from the recessionary environment in Hungary which is accelerating the revenue mix change by increasing the ratio of low-margin revenues.

              Profit attributable to equity holders of the company (net income) decreased by 2.9%, from HUF 22.2 bn (EUR 85.5 m) to HUF 21.5 bn (EUR 73.1 m). Besides lower EBITDA, the decline was also due to higher net financial expenses partly offset by lower depreciation and amortization expenses as well as lower income tax in the first quarter of 2009. Net financial expenses increased driven by the higher interest rates on our loan portfolio, as well as due to foreign exchange losses resulting from the forint weakening. Depreciation expenses decreased due to the extension of the useful life of a number of assets during 2008. Income taxes were down as according to the new Macedonian tax regime no current and deferred taxes should be accounted at the Macedonian subsidiary until the dividend has been paid out of net income.

              Net cash generated from operating activities increased from HUF 49.1 bn to HUF 50.5 bn. The lower EBITDA and higher net finance expenses were offset by decreased working capital requirements and lower level of income tax paid.

              Investments in tangible and intangible assets (CAPEX) increased by HUF 7.1 bn to HUF 19.9 bn in Q1 2009 mainly driven by the increase in satellite TV subscriptions and accelerated fibre network rollout. Of the total CAPEX, HUF 7.9 bn is related to the Consumer Services Business Unit, HUF 0.7 bn to Business Services Business Unit, HUF 0.3 bn to Group Headquarters, HUF 8.7 bn to the Technology Business Unit, while in Macedonia the CAPEX spending was HUF 1.4 bn, in Montenegro HUF 0.8 bn.

              Net debt decreased from HUF 238.7 bn to HUF 217.8 bn by the end of March 2009 compared to the end of March 2008 level. The net debt ratio (net debt to net debt plus total equity) also decreased to 24.8% at end-March 2009.

Christopher Mattheisen, Chairman and CEO commented: “We have experienced a tough first quarter, driven by the fierce competition, especially in the wireline markets, but also by the deteriorating economic environment that could be felt throughout all business units of Magyar Telekom. The major impact of the recession was seen in the traditional voice services, both in the residential and corporate segments, where usage, tariff levels and customer churn numbers all came under pressure and resulted in declining revenues. However, there are also positive signs especially in our TV, mobile broadband and SI/IT products. Demand for our satellite TV service introduced last November remains strong, helping us to boost IPTV sales. The number of mobile broadband customers continued to grow and SI/IT revenues also increased in the first quarter.

Building on the foundations laid last year, when we aligned the company to face these challenges with the launch of a leaner organization and stronger brand structure, as well as more competitive packages, this year we again made a significant step forward. We launched the commercial sale of our fibre optic services, and the faster broadband packages on our upgraded cable network are also available. In parallel, we are further simplifying our service portfolio to make it even more transparent and attractive for customers. Thanks to these changes, the perception of Magyar Telekom as a genuine triple-play service provider is rapidly increasing.

Although the external environment has deteriorated quite significantly since we published our public targets for this year, we still believe that the announced targets can be met if the economic situation does not worsen further. In terms of revenues, the new initiatives and the seasonality of the telecoms business gives us confidence that we will achieve the targeted 1% decline for the full year, while on the EBITDA level, the cost cutting measures we have introduced should ensure that we meet our full-year target of a 1-2% decline. In terms of CAPEX, we are also maintaining our target for this year of nominally flat spending compared to the previous year.”

Consumer Services Business Unit (CBU)

Revenues before intersegment elimination fell by 5.4% to HUF 78.9 bn in Q1 2009 compared to the same period last year. EBITDA declined by 2.1% and EBITDA margin was 59.0% in the first quarter. CAPEX increased significantly to HUF 7.9 bn due to the higher number of satellite TV and IPTV connections.

              Fixed line revenues declined by 6.6% in Q1 2009. The decline was driven by decreasing voice revenues with increasing mobile substitution causing a continuous reduction in customer base, traffic volume and average tariff levels. Although churn in the traditional copper line remained high in the first quarter, which is a clear sign of declining household income levels, the accelerated migration towards VoIP and VoCable solutions mitigated voice access churn to an annual 7.4%. Internet revenues also decreased reflecting the declining prices, although the number of broadband customers increased, and ADSL sales in particular showed a new impetus. Demand for our TV products remained strong. The number of total TV customers exceeded 505,000 by the end of March with growth mostly driven by the newly launched satellite TV service, while demand for IPTV also strengthened.

              Mobile revenues showed a decline of 4.5% to HUF 45.1 bn in the first quarter, as both usage and tariff levels showed a negative trend, while customer growth slowed significantly. Penetration level in Hungary decreased in the first quarter compared to the end-2008 level, mainly due to the increased churn of inactive customers and the cancellation of double and triple SIM cards. However, T-Mobile was able to increase its market share to 44.2% share of total SIM cards by end-March 2009. Despite the continued rise in non-voice service revenues and usage, ARPU showed an 11.5% decrease year-on-year due to the declining tariff levels and regulatory impacts. Wholesale voice revenues declined further due to the annual cut in mobile termination rates effective from January 2009, while equipment sales revenues also declined due to customers deciding to delay handset upgrades in the economic recession.

Business Services Business Unit (BBU)

Revenues before intersegment elimination were up by 4.0% to HUF 42.9 bn while EBITDA decreased by 8.2% to HUF 20.3 bn and EBITDA margin was 47.2% in Q1 2009. The declining EBITDA margin is driven by the accelerated revenue mix change: an increasing proportion of revenues is coming from the lower margin SI/IT services while higher-margin traditional revenues are declining faster.

              Fixed line revenues were down by 4.8% mainly due to mobile substitution, as the significantly lower average mobile tariff levels resulted in a decrease in both fixed line traffic and number of lines. In addition, the recession put pressure on voice revenues, headcount reduction, rationalization and cost cutting decisions at our key corporate clients had a direct impact on their telecommunications spending.

              Mobile revenues decreased by 4.5%. The above mentioned recessionary impacts had a similar impact on the mobile spending of our corporate clients, thus churn and decline of average tariff levels accelerated in the first quarter this year. Although, thanks to the increasing usage of mobile broadband, non-voice revenues are rapidly increasing and already represent 23.0% of the ARPU of corporate clients, ARPU was still down by 17.2% in the first quarter compared to the same period last year.

              SI/IT revenues were up by 28.8% in the first quarter of 2009 due to higher outsourcing revenues at IQSYS (predominantly due to a one-off sale of assets in a finance lease transaction) and infrastructure revenues at KFKI. The increasing revenues show that our strategy of an integrated approach and ability to offer the full range of ICT services is paying off. Although the recession had little impact on our first quarter results in this area, the impact will most probably be more visible in the rest of the year.

Macedonia

In Macedonia, revenues were up by 12.7% and EBITDA was flat thanks to the weakening of the Hungarian forint against the Macedonian Denar. Excluding the FX impact (the forint weakened on average by 12.8% to the Denar in the first quarter), revenues were flat and EBITDA was down by 11.2%. EBITDA margin was 55.0% in the first quarter of 2009, down from 61.9% a year earlier. The strong EBITDA and margin decline was due to the one-off gain on real estate sales of HUF 1.3 bn in Q1 2008 (sale of MontMak).

              Fixed line revenues declined by 6.7% in local currency, driven by increasing competition coming from alternative and mobile operators. The strong competitive situation coupled with the unfavorable economic environment resulted in an increased annual churn rate and further decline in outgoing traffic. Growth in internet and IPTV customers partly offset the voice revenue decline, while the introduction of double and triple play packages should help  minimise churn.

              Mobile revenues were up by 7.7% in local currencies thanks to strong growth in the customer base and the improving customer mix. These were able to offset the strong decline in ARPU, which resulted from the continuous tariff decreases after the entrance of the third mobile operator in 2007.

Montenegro

Revenues of the Montenegrin subsidiary were up by 4.8% in the first quarter and EBITDA was up by 17.6%. However, excluding the strong FX impact (the forint weakened by 12.9% to the euro on average in the first quarter of 2009 against the same quarter in 2008), revenues declined by 7.1% while EBITDA was up by 4.2%. EBITDA margin increased from 30.5% in Q1 last year to 34.2% in Q1 this year as lower equipment costs offset the revenue decline. Both handset subsidies and number of handsets sold decreased in the mobile market this year compared to last year when due to the entrance of the third mobile operator competition was very fierce.

              Fixed line revenues declined by 8.4% in local currency in Q1 2009 due to lower voice retail and wholesale revenues, partly offset by increasing internet and TV revenues. Voice retail revenues were down, driven by the high mobile substitution, which accelerated after the entrance of the third mobile operator into the Montenegrin mobile market. The decline in wholesale traffic revenues was mainly driven by significantly lower transit traffic from the mobile competitor Promonte since it rerouted its Serbian traffic in April 2008. Internet revenues, however, showed a steep increase thanks to the growing number of ADSL and IPTV customers.

              Mobile revenues were down by 5.4% in local currencies in Q1 2009. The strong growth in the customer base could not offset the decline in tariff levels and usage driven by the market entry of the third mobile operator in 2007. Declining retail revenues were partly offset by higher wholesale revenues driven by the introduction of SMS interconnect fees during 2008.

Technology Business Unit (TBU)

Revenues increased slightly by 2.7% to HUF 2.7 bn and EBITDA increased by 7.3% to HUF -11.2 bn. As the Technology Business Unit is a cost centre responsible for the operations and development of the mobile and fixed network as well as IT management, its cost base mainly consists of employee-related expenses and network depreciation. Network-related investments are also generated by TBU. CAPEX increased by 15.6% to HUF 8.7 bn in Q1 2009, mainly driven by the accelerated roll-out of the fibre optic network and upgrade of the cable network.

Group Headquarters

Revenues before intersegment elimination were down by 11.9% to HUF 33.1 bn. EBITDA decreased to HUF -5.0 bn due to lower gain on real estate sales and also somewhat higher investigation-related expenses this year (HUF 1.7 bn in Q1 2009 compared to HUF 1.5 bn in Q1 2008). The revenue decline is mainly driven by lower wholesale revenues, especially within mobile revenues, reflecting the 15% cut in mobile termination rates since beginning of this year.

As previously disclosed, in the course of conducting their audit of Magyar Telekom’s 2005 financial statements, PwC identified two contracts the nature and business purposes of which were not readily apparent to them. In February 2006, the Company’s Audit Committee retained White & Case (the “independent investigators”), as its independent legal counsel, to conduct an internal investigation into whether the Company had made payments under those, or other contracts, potentially prohibited by U.S. laws or regulations, including FCPA or internal Company policy. The Company’s Audit Committee also informed the DOJ and the SEC and the HSFA of the internal investigation.

Based on the documentation and other evidence obtained by it, White & Case preliminarily concluded that there was reason to believe four consulting contracts entered into in 2005 were entered into to serve improper objectives, and further found that during 2006 certain employees had destroyed evidence that was relevant to the investigation. White & Case also identified several contracts at our Macedonian subsidiary that could warrant further review. In February 2007, our Board of Directors determined that those contracts should be reviewed and expanded the scope of the internal investigation to cover these additional contracts and any related or similarly questionable contracts or payments. In May 2008, the independent investigators provided us with a “Status Report on the Macedonian Phase of the Independent Investigation.” In the Status Report, White & Case stated, among other things, that “there is affirmative evidence of illegitimacy in the formation and/or performance” of six contracts for advisory, marketing, acquisition due-diligence and/or lobbying services in Macedonia, entered into between 2004 and 2006 between us and/or various of our affiliates on the one hand, and a Cyprus-based consulting company and/or its affiliates on the other hand, under which we and/or our affiliates paid a total of over EUR 6.7 million. The internal investigation is continuing into these and other contracts and certain related issues identified by the independent investigators.

In 2007, the Supreme State Prosecutor of the Republic of Montenegro informed the Board of Directors of Crnogorski Telekom, our Montenegrin subsidiary, of her conclusion that the contracts subject to the internal investigation in Montenegro included no elements of any type of criminal act for which prosecution would be initiated in Montenegro.

Hungarian authorities also commenced their own investigations into the Company’s activities in Montenegro.  The Hungarian National Bureau of Investigation (NBI) has informed us that it closed its investigation of the Montenegrin contracts as of May 20, 2008 without identifying any criminal activity.

On March 28, 2009, the NBI informed the Company that, based on a report received by it, it had begun a criminal investigation into alleged misappropriation of funds relating to payments made in connection with the Company’s ongoing internal investigation into certain contracts entered into by members of the Magyar Telekom group and related matters. The NBI has requested from the Company materials and information relating to such payments. The Company is cooperating with the ongoing NBI investigation.

United States authorities commenced their own investigations concerning the transactions which are the subject of our internal investigation, to determine whether there have been violations of U.S. law.  The Ministry of Interior of the Republic of Macedonia has also issued requests to our Macedonian subsidiaries, requesting information and documents concerning certain of our subsidiaries’ procurement and dividend payment activities in that country (together with U.S. investigations, and the ongoing NBI investigation, the “Government investigations”). During 2007, the U.S. authorities expanded the scope of their investigations to include an inquiry into our actions taken in connection with the internal investigation and our public disclosures regarding the internal investigation.

By letter dated February 27, 2009 addressed to counsel to the Audit Committee, the DOJ requested that the Audit Committee pursue all reasonable avenues of investigation prior to completing and issuing a final report of the internal investigation, including investigation into matters recently identified to counsel for the Audit Committee by the DOJ. The DOJ recognized that a delay in the completion of the report may result from investigation into these matters. The DOJ also requested that the Audit Committee refrain from disseminating any such final report until further notice from the DOJ because of the DOJ’s concern that such dissemination could interfere with the DOJ’s investigation. The Company, its Board of Directors, and its Audit Committee continue to support the internal investigation and the continuing cooperation with and assistance to the Governmental investigations, as being in the best interests of the Company and its shareholders. In its February 27 letter, the DOJ stated that the internal investigation has been of assistance to the DOJ and that such assistance will be taken into account in determining the appropriate disposition of this matter by the DOJ, if any.

According to an extract of a press conference published on the official web site of the Macedonian Ministry of Interior on December 10, 2008, the Organized Crime Department of the Ministry submitted files to the Basic Public Prosecution Office of Organized Crime and Corruption in Macedonia, with a proposal to bring criminal charges against four individuals, including three former Magyar Telekom Group employees.  According to that public information, these individuals are alleged to have committed an act of “abuse of office and authorizations” in their position in Makedonski Telekom by concluding five consultancy contracts with Chaptex Holdings Ltd in the period 2005-2006 for which there was allegedly no intention nor need for any services in return.

We cannot predict when the internal investigation or the ongoing Government investigations will be concluded, what the final outcome of those investigations may be, or the impact, if any, they may have on our financial statements or results of operations. We cannot predict what impact, if any, these investigations will have on each other.  Government authorities could seek criminal or civil sanctions, including monetary penalties, against us or our affiliates, as well as additional changes to our business practices and compliance programs.

Magyar Telekom incurred HUF 1.7 bn expenses relating to the investigation in the first quarter of 2009, which are included in other operating expenses of Group Headquarters.

About Magyar Telekom

Magyar Telekom is the principal provider of telecom services in Hungary. Magyar Telekom provides a full range of telecommunications and ICT services including traditional fixed line and mobile telephony, data transmission, non-voice, SI/IT services. Magyar Telekom is the majority owner of Makedonski Telekom, the leading fixed line operator and its subsidiary T-Mobile Macedonia, the leading mobile operator in Macedonia. Magyar Telekom also has a majority stake in Crnogorski Telekom. This Group provides fixed, mobile and Internet services in Montenegro. Key shareholders of Magyar Telekom as of March 31, 2009 include MagyarCom Holding GmbH (59.21%), owned by Deutsche Telekom AG. Treasury shares amount to 0.14% of issued capital, while the remaining 40.65% is publicly traded.

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2007 filed with the U.S. Securities and Exchange Commission.

For detailed information on Magyar Telekom’s Q1 2009 results please visit our website

(www.telekom.hu/english/investorrelations/main.vm) or the website of the Budapest Stock Exchange (www.bse.hu).

MAGYAR TELEKOM	Dec 31, 2008	Mar 31, 2009
Consolidated
Balance Sheets - IFRS	(Unaudited)	(Unaudited)	% change
(HUF million)

ASSETS

Current assets

Cash and cash equivalents	66,680	68,014	2.0%
Trade and other receivables	101,895	102,025	0.1%
Other current financial assets	68,498	91,627	33.8%
Current income tax receivable	2,676	4,256	59.0%
Inventories	13,291	11,500	(13.5%	)
Non current assests held for sale	1,775	4,767	168.6%

Total current assets	254,815	282,189	10.7%

Non current assets

Property, plant and equipment - net	543,689	558,837	2.8%
Intangible assets - net	337,692	338,073	0.1%
Investments in associates and joint ventures	4,136	605	(85.4%	)
Deferred tax assets	1,590	3,604	126.7%
Other non current financial assets	26,094	28,320	8.5%
Other non current assests	840	876	4.3%

Total non current assets	914,041	930,315	1.8%

Total assets	1,168,856	1,212,504	3.7%

LIABILITIES

Current liabilities

Financial liabilities to related parties	96,331	100,217	4.0%
Other financial liabilities	36,623	35,149	(4.0%	)
Trade payables	92,340	78,682	(14.8%	)
Current income tax payable	1,697	2,312	36.2%
Provisions	17,235	13,487	(21.7%	)
Other current liabilities	37,210	41,306	11.0%

Total current liabilities	281,436	271,153	(3.7%	)

Non current liabilities

Financial liabilities to related parties	243,097	233,551	(3.9%	)
Other financial liabilities	22,910	21,808	(4.8%	)
Deferred tax liabilities	11,071	13,963	26.1%
Provisions	9,417	9,742	3.5%
Other non current liabilities	583	975	67.2%

Total non current liabilities	287,078	280,039	(2.5%	)

Total liabilities	568,514	551,192	(3.0%	)

EQUITY

Shareholders’ equity
Common stock	104,275	104,275	0.0%
Additional paid in capital	27,379	27,379	0.0%
Treasury stock	(1,179)	(1,179)	0.0%
Cumulative translation adjustment	5,787	31,546	445.1%
Retained earnings	401,001	422,557	5.4%
Total shareholders’ equity	537,263	584,578	8.8%
Minority interests	63,079	76,734	21.6%
Total equity	600,342	661,312	10.2%

Total liabilities and equity	1,168,856	1,212,504	3.7%

MAGYAR TELEKOM	3 months ended Mar 31,
Consolidated	2008	2009	%
Income Statements - IFRS	(Unaudited)	(Unaudited)	change
(HUF million)

Revenues

Voice - retail	37,000	34,155	(7.7%	)
Voice - wholesale	5,644	5,054	(10.5%	)
Internet	15,112	14,199	(6.0%	)
Data	7,111	8,176	15.0%
TV	4,690	5,442	16.0%
Equipment	1,593	1,373	(13.8%	)
Other fixed line revenues	3,430	2,403	(29.9%	)

Fixed line revenues	74,580	70,802	(5.1%	)

Voice - retail	47,215	46,985	(0.5%	)
Voice - wholesale	10,898	10,042	(7.9%	)
Visitor	908	835	(8.0%	)
Non-voice	11,951	13,053	9.2%
Equipment and activation	4,759	4,052	(14.9%	)
Other mobile revenues	1,980	2,074	4.7%

Mobile revenues	77,711	77,041	(0.9%	)

System Integration/Information Technology revenues	10,349	11,566	11.8%

Total revenues	162,640	159,409	(2.0%	)

Voice-, data- and Internet-related payments	(19,187)	(17,822)	(7.1%	)
Cost of equipment	(9,749)	(8,563)	(12.2%	)
Payments to agents and other subcontractors	(10,839)	(12,421)	14.6%
Total expenses directly related to revenues	(39,775)	(38,806)	(2.4%	)
Employee-related expenses	(23,053)	(23,620)	2.5%
Depreciation and amortization	(27,953)	(24,786)	(11.3%	)
Other operating expenses - net	(30,877)	(32,413)	5.0%

Total operating expenses	(121,658)	(119,625)	(1.7%	)

Operating profit	40,982	39,784	(2.9%	)

Net financial expenses	(7,980)	(9,742)	22.1%

Share of associates’ profits	12	(176)	n.m.

Profit before income tax	33,014	29,866	(9.5%	)

Income tax	(7,426)	(5,463)	(26.4%	)

Profit for the period	25,588	24,403	(4.6%	)

Attributable to:
Equity holders of the Company (Net income)	22,172	21,540	(2.9%	)
Minority interests	3,416	2,863	(16.2%	)
	25,588	24,403	(4.6%	)

MAGYAR TELEKOM	3 months ended Mar 31,		%
Consolidated	2008	2009	change
Cashflow Statements - IFRS	(Unaudited)	(Unaudited)
(HUF million)

Cashflows from operating activities

Profit for the year	25,588	24,403	(4.6%	)
Depreciation and amortization	27,953	24,786	(11.3%	)
Income tax expense	7,426	5,463	(26.4%	)
Net finance expenses	7,980	9,742	22.1%
Share of associates’ and joint ventures’ profits	(12)	176	n.m	.
Change in assets carried as working capital	(4,326)	612	n.m	.
Change in liabilities carried as working capital	(1,068)	(1,738)	62.7%
Income tax paid	(6,874)	(5,310)	(22.8%	)
Interest and other financial charges paid	(6,540)	(6,549)	0.1%
Interest received	1,394	2,484	78.2%
Other cashflows from operations	(2,405)	(3,533)	46.9%

Net cash generated from operating activities	49,116	50,536	2.9%

Cashflows from investing activities

Investments in tangible and intangible assets	(12,746)	(19,864)	55.8%
Adjustments to cash purchases	(19,403)	(9,858)	(49.2%	)
Proceeds from/ (Payments for) other financial assets - net	22,299	(11,660)	n.m	.
Proceeds from disposal of subsidiaries	1,270	0	(100.0%	)
Proceeds from disposal of property, plant and equipment (PPE) and intangible assets	2,464	503	(79.6%	)

Net cash used in investing activities	(6,116)	(40,879)	568.4%

Cashflows from financing activities

Dividends paid to shareholders and minority interest	(1)	0	(100.0%	)
Net payments of loans and other borrowings	(12,798)	(14,103)	10.2%

Net cash used in financing activities	(12,799)	(14,103)	10.2%

Exchange gains on cash and cash equivalents	1,221	5,780	373.4%

Change in cash and cash equivalents	31,422	1,334	(95.8%	)

Cash and cash equivalents, beginning of period	47,666	66,680	39.9%

Cash and cash equivalents, end of period	79,088	68,014	(14.0%	)

Change in cash and cash equivalents	31,422	1,334	(95.8%	)

Summary of key operating statistics

GROUP	Mar 31, 2008	Mar 31, 2009	% change

EBITDA margin	42.4%	40.5%	n.a.
Operating margin	25.2%	25.0%	n.a.
Net income margin	13.6%	13.5%	n.a.
CAPEX to Sales	7.8%	12.5%	n.a.
ROA	7.8%	7.2%	n.a.
ROE	16.8%	15.4%	n.a.
Net debt	238,670	217,780	(8.8%)
Net debt / net debt + total capital	28.1%	24.8%	n.a.
Number of employees (closing full equivalent)	10,897	10,656	(2.2%)

Consumer Business Unit	Mar 31, 2008	Mar 31, 2009	% change

Fixed line operations

Voice services
Total voice access (1)	2,030,082	1,879,900	(7.4%)
Payphone	18,249	15,746	(13.7%)
Total outgoing traffic (thousand minutes)	994,214	867,493	(12.7%)
Blended MOU (outgoing)	162	169	4.3%
Blended ARPA (HUF)	3,721	3,628	(2.5%)

Data products
Retail DSL market share (estimated) (2)	54%	54%	n.a.
Cable broadband market share (estimated) (2)	17%	18%	n.a.
Number of retail DSL customers	397,220	417,393	5.1%
Number of cable broadband customers	110,194	135,645	23.1%
Total retail broadband customers	507,414	553,038	9.0%
Blended broadband ARPU (HUF)	5,416	4,680	(13.6%)

TV services
Number of cable TV customers	420,408	420,825	0.1%
Number of satellite TV customers	0	47,144	n.a.
Number of IPTV customers	12,883	37,530	191.3%
Total TV customers	433,291	505,499	16.7%
Blended TV ARPU (HUF)	3,522	3,452	(2.0%)

Mobile operations

Mobile penetration (2)	111.8%	120.8%	n.a.
Mobile SIM market share (2)	43.9%	44.2%	n.a.
Number of customers (RPC)	4,295,724	4,617,865	7.5%
Postpaid share in the RPC base	28.2%	29.9%	n.a.
MOU	125	119	(4.8%)
ARPU (HUF)	3,377	2,987	(11.5%)
Postpaid	7,271	6,503	(10.6%)
Prepaid	1,857	1,520	(18.1%)
Overall churn rate	16.7%	20.3%	n.a.
Postpaid	12.5%	15.8%	n.a.
Prepaid	18.4%	22.2%	n.a.
Non-voice revenue per RPC	15.2%	16.5%	n.a.
Average acquisition cost (SAC) per gross add (HUF)	6,958	8,037	15.5%
Number of mobile broadband subscriptions	n.a.	194,094	n.a.
Mobile broadband market share (2)	n.a.	51.7%	n.a.
Population-based indoor 3G coverage (2)	n.a.	56.7%	n.a.

Business Services Business Unit	Mar 31, 2008	Mar 31, 2009	% change

Fixed line operations

Voice services
Business	115,801	107,296	(7.3%)
Managed leased lines (Flex-Com connections)	6,947	5,744	(17.3%)
ISDN channels	295,526	284,282	(3.8%)
Total lines	418,274	397,322	(5.0%)
Total outgoing traffic (thousand minutes)	223,548	182,232	(18.5%)
MOU (outgoing)	212	192	(9.4%)
ARPU (HUF)	5,589	5,333	(4.6%)

Data products
Number of leased line Internet subscribers	629	613	(2.5%)
Number of retail DSL customers	30,681	31,780	3.6%
Number of wholesale DSL access	195,629	188,939	(3.4%)
Number of total DSL access	226,310	220,719	(2.5%)
Retail DSL ARPU (HUF)	13,944	13,332	(4.4%)

Mobile operations

Number of customers (RPC)	632,734	729,542	15.3%
Overall churn rate	6.0%	9.6%	n.a.
MOU	325	334	2.8%
ARPU (HUF)	7,944	6,575	(17.2%)
Number of mobile broadband subscriptions	n.a.	85,951	n.a.
Non-voice revenue per RPC	19.2%	23.0%	n.a.
Average acquisition cost (SAC) per gross add (HUF)	8,864	8,315	(6.2%)

Macedonia	Mar 31, 2008	Mar 31, 2009	% change

Fixed line operations

Voice services
Fixed line penetration	22.3%	20.1%	n.a.
Total voice access	457,593	408,259	(10.8%)
Payphone	1,760	1,693	(3.8%)
Total outgoing traffic (thousand minutes)	347,003	269,583	(22.3%)

Data and TV services
Retail DSL market share (estimated)	82%	81%	n.a.
Number of retail DSL customers	55,150	88,421	60.3%
Number of wholesale DSL access	12,105	17,843	47.4%
Number of total DSL access	67,255	106,264	58.0%
Number of dial-up customers	12,477	4,225	(66.1%)
Number of leased line customers	184	203	10.3%
Number of IPTV customers	0	4,120	n.a.

Mobile operations

Mobile penetration	96.3%	110.7%	n.a.
Market share of T-Mobile Macedonia	60.8%	58.1%	n.a.
Number of customers (RPC)	1,224,345	1,352,485	10.5%
Postpaid share in the RPC base	24.6%	28.1%	n.a.
MOU	85	90	5.9%
ARPU (HUF)	2,475	2,581	4.3%

Montenegro	Mar 31, 2008	Mar 31, 2009	% change

Fixed line operations

Voice services
Fixed line penetration	30.1%	26.6%	n.a.
Total voice access	184,688	177,887	(3.7%)
Total outgoing traffic (thousand minutes)	156,937	117,987	(24.8%)

Data and TV services
Number of retail DSL customers	24,091	40,949	70.0%
Number of wholesale DSL access	0	0	n.a.
Number of total DSL access	24,091	40,949	70.0%
Number of dial-up customers	25,952	13,493	(48.0%)
Number of leased line customers	152	185	21.7%
Number of IPTV customers	9,023	19,309	114.0%

Mobile operations

Mobile penetration (3)	179.5%	175.8%	n.a.
Market share of T-Mobile Crna Gora (3)	34.2%	34.7%	n.a.
Number of customers (RPC)	433,853	513,230	18.3%
Postpaid share in the RPC base	18.3%	17.7%	n.a.
MOU	98	89	(9.2%)
ARPU (HUF)	2,740	2,500	(8.8%)

(1) Including VoIP and VoCable.
(2) Data relates to Magyar Telekom Plc.
(3) Data published by the Montenegrin Telecommunications Agency based on the total number of active
SIM cards in the previous three months.

Interim management report -

Analysis of the Financial Statements

for the three months ended March 31, 2009

Exchange rate information

The Euro strengthened by 19.2% against the Hungarian Forint year on year (from 259.36 HUF/EUR on March 31, 2008 to 309.22 HUF/EUR on March 31, 2009). The average HUF/EUR rate increased from 259.30 in the first quarter of 2008 to 294.57 in the same period of 2009.

The U.S. Dollar appreciated by 42.2% against the Hungarian Forint year on year (from 163.90 HUF/USD on March 31, 2008 to 233.00 HUF/USD on March 31, 2009).

The Hungarian Forint weakened year over year by 12.8% against the Macedonian Denar (“MKD”) on average, affecting all revenue and expense lines of our Macedonian operations to a great extent.

Investigation into certain consultancy contracts

As previously disclosed, in the course of conducting their audit of Magyar Telekom’s 2005 financial statements, PwC identified two contracts the nature and business purposes of which were not readily apparent to them. In February 2006, the Company’s Audit Committee retained White & Case (the “independent investigators”), as its independent legal counsel, to conduct an internal investigation into whether the Company had made payments under those, or other contracts, potentially prohibited by U.S. laws or regulations, including Foreign Corrupt Practices Act (“FCPA”) or internal Company policy. The Company’s Audit Committee also informed the U.S. Department of Justice (“DOJ”), the U.S. Securities and Exchange Commission (“SEC”) and the Hungarian Supervisory Financial Authority (“HSFA”) of the internal investigation.

Based on the documentation and other evidence obtained by it, White & Case preliminarily concluded that there was reason to believe four consulting contracts entered into in 2005 were entered into to serve improper objectives, and further found that during 2006 certain employees had destroyed evidence that was relevant to the investigation. White & Case also identified several contracts at our Macedonian subsidiary that could warrant further review. In February 2007, our Board of Directors determined that those contracts should be reviewed and expanded the scope of the internal investigation to cover these additional contracts and any related or similarly questionable contracts or payments. In May 2008, the independent investigators provided us with a “Status Report on the Macedonian Phase of the Independent Investigation.” In the Status Report, White & Case stated, among other things, that “there is affirmative evidence of illegitimacy in the formation and/or performance” of six contracts for advisory, marketing, acquisition due-diligence and/or lobbying services in Macedonia, entered into between 2004 and 2006 between us and/or various of our affiliates on the one hand, and a Cyprus-based consulting company and/or its affiliates on the other hand, under which we and/or our affiliates paid a total of over EUR 6.7 million. The internal investigation is continuing into these and other contracts and certain related issues identified by the independent investigators.

In 2007, the Supreme State Prosecutor of the Republic of Montenegro informed the Board of Directors of Crnogorski Telekom, our Montenegrin subsidiary, of her conclusion that the contracts subject to the internal investigation in Montenegro included no elements of any type of criminal act for which prosecution would be initiated in Montenegro.

Hungarian authorities also commenced their own investigations into the Company’s activities in Montenegro. The Hungarian National Bureau of Investigation (“NBI”) has informed us that it closed its investigation of the Montenegrin contracts as of May 20, 2008 without identifying any criminal activity.

On March 28, 2009, the NBI informed the Company that, based on a report received by it, it had begun a criminal investigation into alleged misappropriation of funds relating to payments made in connection with the Company’s ongoing internal investigation into certain contracts entered into by members of the Magyar Telekom group and related matters. The NBI has requested from the Company materials and information relating to such payments. The Company is cooperating with the ongoing NBI investigation.

United States authorities commenced their own investigations concerning the transactions which are the subject of our internal investigation, to determine whether there have been violations of U.S. law. The Ministry of Interior of the Republic of Macedonia has also issued requests to our Macedonian subsidiaries, requesting information and documents concerning certain of our subsidiaries’ procurement and dividend payment activities in that country (together with U.S. investigations, and the ongoing NBI investigation, the “Government investigations”). During 2007, the U.S. authorities expanded the scope of their investigations to include an inquiry into our actions taken in connection with the internal investigation and our public disclosures regarding the internal investigation.

By letter dated February 27, 2009 addressed to counsel to the Audit Committee, the DOJ requested that the Audit Committee pursue all reasonable avenues of investigation prior to completing and issuing a final report of the internal investigation, including investigation into matters recently identified to counsel for the Audit Committee by the DOJ. The DOJ recognized that a delay in the completion of the report may result from investigation into these matters. The DOJ also requested that the Audit Committee refrain from disseminating any such final report until further notice from the DOJ because of the DOJ’s concern that such dissemination could interfere with the DOJ’s investigation. The Company, its Board of Directors, and its Audit Committee continue to support the internal investigation and the continuing cooperation with and assistance to the Governmental investigations, as being in the best interests of the Company and its shareholders. In its February 27 letter, the DOJ stated that the internal investigation has been of assistance to the DOJ and that such assistance will be taken into account in determining the appropriate disposition of this matter by the DOJ, if any.

According to an extract of a press conference published on the official web site of the Macedonian Ministry of Interior on December 10, 2008, the Organized Crime Department of the Ministry submitted files to the Basic Public Prosecution Office of Organized Crime and Corruption in Macedonia, with a proposal to bring criminal charges against four individuals, including three former Magyar Telekom Group employees. According to that public information, these individuals are alleged to have committed an act of “abuse of office and authorizations” in their position in Makedonski Telekom by concluding five consultancy contracts with Chaptex Holdings Ltd in the period 2005-2006 for which there was allegedly no intention nor need for any services in return.

We cannot predict when the internal investigation or the ongoing Government investigations will be concluded, what the final outcome of those investigations may be, or the impact, if any, they may have on our financial statements or results of operations. We cannot predict what impact, if any, these investigations will have on each other.  Government authorities could seek criminal or civil sanctions, including monetary penalties, against us or our affiliates, as well as additional changes to our business practices and compliance programs.

Magyar Telekom incurred HUF 1.7 bn expenses relating to the investigation in the first quarter of 2009, which are included in other operating expenses of Group Headquarters.

New segmental reporting

The Group adopted IFRS 8 in 2009, which resulted in a significant restructuring of the Group’s segment disclosure. The Group restructured the way chief operating decision makers decide on allocation of resources in 2008, which is different from the reportable segments of the Group as per IAS 14. In the new structure, concluded during 2008, in Hungary the primary focus is on the customer segmentation (consumer / business) rather than on the technology serving the customers (fixed line / mobile).

The new structure in Hungary is as follows:

•	The Consumer Services Business Unit (“CBU”) comprises comprehensive marketing, sales and customer relations activities of both mobile and fixed consumer products and brands (T-Mobile and T-Home).

•

The Business Services Business Unit (“BBU”) provides mobile and fixed telecommunications, infocommunications and system integration services (including marketing, sales and customer relations activities) under the T-Systems and T-Mobile brands to key business partners (large corporate customers and public sector) as well as small and medium enterprises.

•	The Group Headquarters (“HQ”) is responsible for wholesale services and performs strategic and cross-divisional management and support functions.

•	The Technology Business Unit (“TBU”) is responsible for the operations and development of both the mobile and fixed network as well as IT management.

•

An Alternative Businesses and Corporate Development Business Unit (“ABCD”) has been established comprising content, media and other non-access services; it is also responsible for new business development and the coordination of innovative activities. ABCD is not reported as a segment due to its relatively small size compared to the other reportable segments of the Group.

Foreign operations

The integration of fixed and mobile services has also started in both Macedonia and Montenegro. Less emphasis is put on the segregation by technology, therefore the Group’s activities in Macedonia and Montenegro are reported on a country basis.

In addition to the segments described above, there are a few small foreign subsidiaries not belonging to any reportable segments and not reported separately due to their small size.

Analysis of group income statements

Revenues

Fixed line voice-retail revenues decreased by 7.7% in the first three months of 2009 compared to the same period last year, mainly driven by lower subscription fee revenues, lower outgoing traffic revenues and decreased value added and other services revenues.

Subscription fee revenues decreased resulting from lower revenues in the Hungarian fixed line operations driven by decreased average number of fixed line subscribers. The significant weakening of HUF against MKD and EUR positively affected the subscription revenues expressed in HUF despite of decreasing revenues driven by lower subscriber base at Makedonski Telekom and at T-Com Crna Gora (“T-Com CG”) in MKD and EUR terms, respectively.

Domestic outgoing fixed line traffic revenues decreased in the first quarter of 2009 compared to the same period last year mainly as a consequence of lower revenues in Hungary as a result of loss of lines, lower traffic and decrease in average per minute fees due to strong competition and mobile substitution. Magyar Telekom Plc. offered several price discounts to customers choosing different tariff packages out of which the Felező (Halving) and the Favorit packages were the most popular at March 31, 2009. The proportion of flat-rate packages was 29.8% within the total customer base of Magyar Telekom Plc. at March 31, 2009. Domestic outgoing traffic revenues in local currencies decreased also at Makedonski Telekom and at T-Com CG primarily due to lower usage reflecting the effect of mobile substitution. These decreases were offset by the favorable foreign exchange rate effect resulting in stable domestic outgoing traffic revenues in HUF terms.

International outgoing fixed line traffic also declined primarily due to lower volume of outgoing international traffic and loss of lines both at Magyar Telekom Plc. and at Makedonski Telekom.

Value added and other services revenues showed a decrease in the first three months of 2009 as compared to the same period last year mainly due to lower usage of value added services (directory assistance, premium rate numbers, etc.) at Magyar Telekom Plc. CBU and BBU.

Fixed line voice-wholesale revenues decreased by 10.5% in the first quarter of 2009 compared to the same period in 2008 driven by decrease both in domestic and international incoming traffic revenues.

Domestic incoming fixed line traffic revenues declined for the three months ended March 31, 2009 compared to the same period in 2008. The decrease in incoming traffic revenues from other fixed line operators at Magyar Telekom Plc. resulted mainly from lower interconnection fees and decreased traffic. Lower incoming traffic revenues from mobile operators at T-Com CG resulted from lower revenues from Promonte (the largest mobile service provider in the Montenegrin mobile market) in line with decreased traffic as from the end of January 2008 Promonte has its own direct network with Telekom Serbia. In addition, from April 2008 Promonte rerouted its outgoing international traffic via Serbia. These decreases were somewhat compensated by higher incoming domestic traffic revenues at Combridge due to strong increase in the wholesale voice sales volume. At

Magyar Telekom Plc., the increase in revenues from mobile operators was mainly due to higher mobile-to-international traffic and favorable changes in foreign exchange rates.

International incoming fixed line traffic revenues decreased in the first three months of 2009 as compared to the same period in 2008. The decrease in international incoming traffic revenues at T-Com CG was driven by the ceasing of transit traffic from Serbia as from April 2008 the transit traffic has been completely rerouted via direct link of Promonte and Telekom Serbia. Lower incoming international revenue at Makedonski Telekom was mainly due to lower average SDR settlement rates and lower volume of traffic, partly compensated by higher MKD/SDR exchange rate. These decreases in HUF terms were mitigated by the favorable changes in foreign exchange rates.

Internet revenues of the fixed line operations decreased to HUF 14.2 bn in the first quarter of 2009 compared to HUF 15.1 bn in the same period of 2008. In Hungary, the increase in DSL connections has slowed down, while Cablenet customer base has been increasing continuously in a market environment characterized by strong competition. The number of DSL connections grew to 638,112 by March 31, 2009 (from 623,530 a year earlier), while Cablenet customer base reached 135,645 at the end of March in 2009 with a 23.1% increase year over year. Magyar Telekom Plc. accounted for a 54% retail DSL market share and 18% cable broadband market share at March 31, 2009. The volume increases could not fully compensate the effect of lower prices introduced also as part of rebranding. Lower narrowband Internet revenues were driven by decreased narrowband subscriber base and the drop in traffic affected by migration from narrowband to broadband services. Lower advertisement revenues in Hungary also contributed to the decrease in Internet revenues. These decreases were somewhat compensated by strong increase in the number of DSL connections at our foreign subsidiaries.

Data revenues amounted to HUF 8.2 bn in the first three months of 2009 compared to HUF 7.1 bn in the same period of 2008. The continuous migration of narrowband to broadband data products resulted in higher broadband revenues and lower narrowband revenues in our Hungarian operations. The increase in Makedonski Telekom’s broadband data revenues was attributable to the increased number of domestic leased line customers and new contracts for digital leased lines. Higher revenues at T-Com CG also positively affected broadband data revenues.

TV revenues amounted to HUF 5.4 bn in the first quarter of 2009 as compared to HUF 4.7 bn in the same period of 2008. The increase is mainly due to the growth in IPTV revenues as the IPTV subscriber base has been increasing both in Hungary and at our foreign subsidiaries. In Hungary, the satellite TV service introduced in November 2008 also contributed to the increase in TV revenues and the number of satellite TV customers reached 47,144 at March 31, 2009. Lower ARPU together with flat subscriber base resulted in slightly lower Cable TV revenues in the first three month of 2009 as compared to the same period in 2008.

Revenues from fixed line equipment decreased by 13.8% for the three months ended March 31, 2009 compared to the same period in 2008. Lower telecom equipment rental revenue at CBU reflects the strong decrease in the number of rented telephone sets. Decrease in equipment revenues at Makedonski Telekom was due to the mixed effect of lower sales volume of computers, ADSL modems and phonesets and higher sales volume of trade goods and TV sets. These decreases were partially compensated by higher equipment sale revenue at CBU in line with higher sales volume of personal computers (LaptopNet campaign) in the first quarter of 2009.

Other fixed line revenues decreased by 29.9% in the first quarter of 2009 compared to last year’s same period. Other revenues include construction, maintenance, rental, wholesale infrastructure service and miscellaneous revenues. The decrease partly resulted from lower revenues related to telephone book publishing at ABCD and also from lower other revenues at Combridge.

Revenues from mobile telecommunications services amounted to HUF 77.0 bn for the three months ended March 31, 2009 compared to HUF 77.7 bn for the same period in 2008 (a 0.9% decrease). The small decrease in mobile revenues resulted from lower voice revenues and lower equipment revenues at the mobile operations of Magyar Telekom Plc. (T-Mobile Hungary, “TMH”), mostly offset by higher non-voice revenues at TMH as well as higher voice revenues at our foreign mobile subsidiaries strongly affected by favorable movements of foreign exchange rates.

Within mobile telecommunications services, voice revenues represent the largest portion of revenues. It amounted to HUF 57.9 bn in the first three months of 2009. At TMH, the significant decrease in voice-wholesale revenues reflects decreased termination fees, while lower roaming revenues show the impact of EU roaming regulation. The positive effects of continuously growing customer base could not fully compensate the decline in voice-retail revenues resulting from lower per minute fees and lower MOU forced by strong competition. Besides favorable foreign exchange movements, the increase at T-Mobile Macedonia (“T-Mobile MK”) was mainly due to higher voice-retail revenues resulting from higher average customer base and higher MOU, partly offset by decrease in average per minute fees and lower subscription fees.

TMH’s average usage per customer per month measured in MOU decreased by 2.0% from 150 minutes in the first quarter of 2008 to 147 minutes in the same period of 2009. TMH’s monthly average revenue per user (“ARPU”) decreased by 12.6% from HUF 4,090 in the first three months of 2008 to HUF 3,573 for the same period in 2009, mainly as a result of lower average per minute fees forced by strong competition as well as lower termination and roaming rates.

Mobile penetration reached 120.8% in Hungary and TMH accounts for 44.2% market share in the highly competitive mobile market at March 31, 2009 based on the total number of SIM cards. TMH’s customer base increased by 8.5% year over year. The proportion of postpaid customers slightly increased to 39.4% at March 31, 2009 from 37.4% a year earlier.

Higher voice-retail revenues at T-Mobile MK were affected by higher average number of mobile customers and higher MOU, partly offset by lower per minute rates. The increase in subscription fee revenues reflects the significant increase in the postpaid customer base, partly offset by lower subscription fees. The number of T-Mobile MK customers increased by 10.5% and reached 1,352,485 at March 31, 2009. T-Mobile MK’s average usage per customer per month measured in MOU increased by 5.9% from 85 minutes in the first quarter of 2008 to 90 minutes in the same period of 2009. At T-Mobile Crna Gora (“T-Mobile CG”), the small increase in voice-retail revenues was resulted from the weakening of HUF against EUR.

Voice-wholesale traffic revenues amounted to HUF 10.0 bn in the first three months of 2009 compared to HUF 10.9 bn in the same period of 2008. Lower voice-wholesale revenues at TMH were attributable to the decrease in termination rates from January 2009.

This decrease was only partly compensated by higher interconnection revenues at T-Mobile MK deriving from favorable exchange rate movements. In addition, higher Virtual Network Operator (“VNO”) wholesale revenues from national roaming based on the agreement with VIP also contributed to the increase. These increases were partially offset by decreased interconnection prices applied from August 2008. At T-Mobile CG, the growth resulted mainly from favorable exchange rate movements and increased interconnection fees, partially offset by decreased volume of traffic.

Higher non-voice revenues were primarily due to TMH’s increased access revenues boosted by mobile Internet, partly offset by lower messaging revenues. Non-voice revenues already represent 18.8% of total ARPU in the first quarter of 2009. By the end of March 31, 2009, TMH had 280,045 mobile broadband customers and accounted for 51.7% market share in the mobile broadband market. At T-Mobile MK, the increase resulted from larger customer base, increased mobile Internet and content services usage.

Mobile equipment and activation revenues showed a 14.9% decrease in the first three months of 2009 compared to the same period last year due to lower average prices of handsets and decreased gross additions to customer base at TMH. Average acquisition cost per gross additions increased by 16.0% from HUF 7,178 in the first three months of 2008 to HUF 8,329 in the same period of 2009.

System Integration (“SI”) and IT revenues increased from HUF 10.3 bn in the first quarter of 2008 to HUF 11.6 bn in the same period of 2009 as a result of higher outsourcing revenues at BBU (predominantly due to a one-off sale of assets in a finance lease transaction), partly offset by lower application and infrastructure revenues.

Operating Expenses

Voice-, data- and Internet-related payments decreased to HUF 17.8 bn in the first three months of 2009 compared to HUF 19.2 bn in the same period of 2008. Lower outpayments in Hungary were primarily driven by lower mobile termination fees applied from January 2009 and by lower wholesale roaming fees. Voice-related payments declined also at T-Com CG as Promonte and Telekom Serbia established their own direct link.

The cost of telecommunications equipment in the first three months in 2009 amounted to HUF 8.6 bn compared to HUF 9.7 bn in the same period of 2008. The decrease is mostly due to lower cost at TMH resulting from lower average cost of handsets and lower gross additions to customers, somewhat offset by higher equipment sales ratio. Decrease in the cost of equipment at T-Mobile CG is owing to lower volume of handsets sold. These decreases were partly offset by higher cost of equipment at T-Mobile MK due to increased gross additions to customers and higher average cost of handsets.

Payments to agents and other subcontractors increased in the first three months in 2009 compared to the same period of 2008. The increase mainly refers to higher SI/IT-related payments at BBU parallel with higher SI/IT revenues in the first quarter of 2009. Increase in content and TV-related payments was mostly due to broadcast and royalty fee paid by CBU in connection with satellite TV service in 2009.

Employee-related expenses in the first three months of 2009 amounted to HUF 23.6 bn compared to HUF 23.1 bn in the same period of 2008 (an increase of 2.5%). The small increase in employee-related expenses was partly attributable to higher expenses at T-Com

CG due to higher average wages as well as increase at T-Mobile MK and Magyar Telekom Plc. driven by higher average employee number and wage increases. Employee numbers at Magyar Telekom Plc. increased in the first quarter of 2009 due to the insourcing of rented workforce. These increases were largely offset by higher employee-related expenses capitalized and lower bonus payments at Magyar Telekom Plc. Lower group headcount number which decreased from 10,897 on March 31, 2008 to 10,656 on March 31, 2009 also mitigated the increase.

Depreciation and amortization decreased by 11.3% to HUF 24.8 bn in the first quarter of 2009 from HUF 28.0 bn in the same period of 2008. Lower amount of depreciation is mainly driven by the decrease at Magyar Telekom Plc. due to change in the useful life of a number of assets during 2008.

Other operating expenses - net include HUF 9.4 bn materials and maintenance expenses, HUF 8.7 bn service fees, HUF 3.0 bn marketing expenses, HUF 4.0 bn fees and levies, HUF 2.6 bn consultancy and HUF 4.7 bn other expenses in the first three months in 2009. The increase in other net operating expenses was mainly driven by lower other operating income in 2009 at Makedonski Telekom due to the sale of its fully owned subsidiary, Montmak in February 2008. Higher other net operating expenses at HQ reflect lower gain on the sale of buildings in the first quarter of 2009. Higher price of energy and higher rental fees at HQ deriving from higher rented area of major offices also contributed to the increase. Higher fees and levies show the additional provision made for litigations at Makedonski Telekom in the first three months of 2009. These increases were partly offset by the significant drop in marketing expenses at CBU related to less intensive advertising activities in 2009. At TBU, lower material and maintenance expenses as well as decreased other service fees also mitigated the increase in other net operating expenses.

Operating Profit

Operating margin for the three months ended March 31, 2009 was 25.0%, while operating margin for the same period in 2008 was 25.2% as both the revenues and operating expenses decreased broadly to the same extent (the drivers of which are explained above).

Net financial expenses

Net financial expenses amounted to HUF 9.7 bn in the first quarter of 2009 compared to HUF 8.0 bn in the same period of 2008. Net financial expenses increased mainly due to the significant net foreign exchange loss accounted in the first quarter of 2009 at Magyar Telekom Plc. driven by the weakening of HUF against EUR. Higher interest paid by Magyar Telekom Plc. due to increased average interest rate and higher average amount of loans also increased net financial expenses. These increases were partly compensated by the significant gain related to exchange rate swap transactions and higher interest income on bank deposits at Magyar Telekom Plc. and also at our Macedonian subsidiaries.

Net financial expenses included HUF 4.0 bn net foreign exchange loss, HUF 8.5 bn interest expense, HUF 1.1 bn other financial expenses and HUF 3.9 bn interest and other financial income in the first quarter of 2009.

Share of associates’ profits

Share of associates’ profits amounted to HUF -176 million for the three months ended March 31, 2009 compared to HUF 12 million for the same period in 2008 reflecting lower results of M-RTL.

Income tax

Income tax expense decreased from HUF 7.4 bn in the first quarter of 2008 to HUF 5.5 bn in the same period of 2009 primarily resulting from lower tax expenses in Macedonia as a result of the change in tax law and due to exchange rate change effects.

Minority interests

Minority interests in the first quarter of 2009 decreased by 16.2% compared to the same period of 2008 and amounted to HUF 2.9 bn. The decrease is mainly due to the lower results of Makedonski Telekom, partly counterbalanced by better performance of T-Mobile MK.

Analysis of group balance sheets

Other current financial assets

Other current financial assets increased from HUF 68.5 bn at December 31, 2008 to HUF 91.6 bn at March 31, 2009. This movement relates mainly to the increasing amount of bank deposits with original maturities over three months at our Macedonian subsidiaries.

Analysis of group cashflow

Net cash generated from operating activities increased by 2.9% compared to the first three months of 2008 and amounted to HUF 50,536 million in the first quarter of 2009 mainly due to lower working capital requirements and higher interest received.

Net cash used in investing activities amounted to HUF 40,879 million in the first quarter of 2009, while it was HUF 6,116 million for the same period in 2008. This considerable increase in cash outflow is predominantly due to the change in other financial assets (short term deposits and financial receivables).

Net cash used in financing activities amounted to HUF 14,103 million in the first three months of 2009 compared to HUF 12,799 million in the same period of 2008 due to higher net amount of loan repaid in 2009.

Analysis of segment results

The sum of the financial results of the segments presented below does not equal to the group financial results because of intersegment eliminations and because not all of the Group’s subsidiaries have been assigned to reportable segments.

The revenues and expenses of the segments include both primary and secondary results. The primary revenues are derived from external parties, while the secondary ones are allocated from the other segments. Similarly, the primary expenses are paid to external parties, while the secondary ones are charged by the other segments. All secondary revenues and expenses are eliminated in the group’s financial statements.

CBU

The Consumer Services Business Unit (“CBU”) comprises comprehensive marketing, sales and customer relations activities of both mobile and fixed consumer products and brands (T-Mobile and T-Home).

HUF millions	3 months ended March 31, 2008	3 months ended March 31, 2009	Change (%)
Voice revenues	22,352	20,373	(8.9)
Internet revenues	8,457	7,646	(9.6)
TV revenues	4,581	5,095	11.2
Other fixed line and SI/IT revenues	895	744	(16.9)
Total fixed line and SI/IT revenues	36,285	33,858	(6.7)

Voice revenues	36,712	34,892	(5.0)
Non-voice revenue	6,556	6,863	4.7
Other mobile revenues	3,920	3,330	(15.1)
Total mobile revenues	47,188	45,085	(4.5)

Total revenues	83,473	78,943	(5.4)

EBITDA	47,607	46,602	(2.1)
Operating profit	45,838	44,632	(2.6)
Investments in tangible and intangible assets	1,906	7,929	316.0

EBITDA = Earnings before net financial expenses, taxes, depreciation and amortization

Revenues in CBU decreased by 5.4% year over year driven by lower fixed line and mobile voice revenues, partly compensated by higher TV and mobile non-voice revenues.

Fixed line voice-retail revenues experienced a decline mainly due to lower subscription revenues resulting from the decrease in the average number of fixed lines. In addition, outgoing domestic and international traffic revenues also declined due to price discounts, lower usage and loss of lines reflecting the effect of strong competition and mobile substitution.

Internet revenues decreased by 9.6% in the first three months of 2009 compared to the same period last year mainly driven by lower broadband revenues as the increase in subscriber base could only partly counterbalance the effect of lower prices forced by fierce competition mainly from cable and mobile operators. Internet narrowband revenues also showed a decrease due to declining subscriber base and traffic.

The decreases in fixed line voice and Internet revenues were somewhat compensated by higher TV revenues which on the one hand resulted from higher IPTV revenues driven by larger customer base and, on the other hand, from the successful introduction of satellite TV service in November 2008. The number of IPTV customers increased by more than 190% by March 31, 2009 compared to a year earlier and satellite TV customer base increased to 47,144 by the end of March 2009. These increases were partly offset by slightly lower Cable TV revenues influenced by lower ARPU and stable customer number.

Mobile voice revenues decreased by 5.0% year over year due to lower voice-wholesale revenues mainly due to decrease in termination fees from January 1, 2009. Since increased average customer base could not compensate the decrease in tariff levels and MOU, voice-retail traffic revenues also declined. Lower roaming revenues reflect the impact of roaming fee regulation in the European Union. Other mobile revenues decreased as a result of lower equipment revenues due to lower average handset prices and lower new additions to customers. These decreases were slightly compensated by the increase in non-voice revenues driven by higher access revenues in line with wider usage of mobile Internet.

Operating profit of the CBU decreased by 2.6%. While total revenues decreased by 5.4%, operating expenses declined by 8.8% owing to lower voice-related payments in line with lower interconnection and roaming fees, lower other net operating expenses and cost of equipment.

BBU

Business Services Business Unit (“BBU”) provides mobile and fixed telecommunications, infocommunications and system integration services (including marketing, sales and customer relations activities) under the T-Systems and T-Mobile brands to key business partners (large corporate customers and public sector) as well as small and medium enterprises.

HUF millions	3 months ended March 31, 2008	3 months ended March 31, 2009	Change (%)
Voice revenues	6,986	6,223	(10.9)
Other fixed line revenues	6,462	6,582	1.9
Total fixed line revenues	13,448	12,805	(4.8)

Voice revenues	11,978	10,908	(8.9)
Non-voice revenue	2,923	3,255	11.4
Other mobile revenues	2,316	2,275	(1.8)
Total mobile revenues	17,217	16,438	(4.5)

SI/IT	10,597	13,654	28.8

Total revenues	41,262	42,897	4.0

EBITDA	22,083	20,268	(8.2)
Operating profit	20,530	18,811	(8.4)
Investments in tangible and intangible assets	991	653	(34.1)

Total revenues of BBU Business Unit increased by 4.0% in the first quarter of 2009 as compared to the same period last year primarily driven by higher SI/IT revenues and mobile non-voice revenues, somewhat offset by lower fixed line and mobile voice revenues.

Fixed line voice-retail revenues decreased partly due to lower subscription revenues in line with decreased average number of fixed lines. Declining outgoing domestic and international traffic revenues reflect the erosion both in the customer base and traffic. Lower value added revenues were mainly due to decrease in directory assistance revenues. Other fixed line revenues slightly increased due to higher Internet and data revenues.

Mobile voice revenues decreased by 8.9% year over year due to lower voice-retail revenues as a result of significantly lower average per minute fee, partly compensated by higher average customer base. Lower voice-wholesale revenues reflect the regulation impact on wholesale interconnection fees. These decreases were partly offset by higher non-voice revenues driven by higher Internet revenues reflecting increased mobile broadband customer base.

The considerable increase in SI/IT revenues resulted primarily from higher outsourcing revenues.

While total revenues of BBU increased only by 4.0%, operating expenses increased by 16.2% year over year resulting in 8.4% lower operating profit. Operating expenses increased mainly due to higher SI/IT-related payments in line with higher SI/IT revenues.

HQ

The Group Headquarters (“HQ”) is responsible for

i)                                        headquarter functions (management and support);

ii)                                     wholesale services;

iii)                                  shared services (back-office and non-core shared services within the company);

iv)                                 our Points of Presence (PoPs) in South-Eastern Europe.

HUF millions	3 months ended March 31, 2008	3 months ended March 31, 2009	Change (%)
Voice-wholesale revenues	5,503	4,869	(11.5)
Other fixed line and SI/IT revenues	10,139	9,276	(8.5)
Total fixed line and SI/IT revenues	15,642	14,145	(9.6)

Voice-wholesale revenues	18,510	15,869	(14.3)
Other revenues	3,449	3,113	(9.7)
Total mobile revenues	21,959	18,982	(13.6)

Total revenues	37,601	33,127	(11.9)

EBITDA	(2,394)	(5,042)	110.6
Operating profit	(4,744)	(6,964)	46.8
Investments in tangible and intangible assets	315	341	8.3

The inclusion of secondary revenues and expenses mentioned earlier significantly affects the level of wholesale revenues and expenses of the segments, especially in the case of HQ.

Wholesale revenues (both fixed line and mobile) at HQ include the wholesale revenues received from other fixed line, mobile and international telecommunications service providers (primary revenues) as well as the secondary revenues charged to CBU and BBU for their interconnection expenses. Similarly, voice-, data- and Internet-related payments of the HQ include primary expenses (paid to external parties), as well as secondary expenses transferred to CBU and BBU related to their wholesale revenues.

Total revenues of HQ dropped by 11.9% reflecting primarily lower fixed line and mobile voice-wholesale revenues due to lower mobile termination fees from January 1, 2009 and lower interconnection fees from April 26, 2008. In case of fixed line revenues, the wholesale traffic decreased as well. These negative effects were partly mitigated by favorable foreign exchange movements in case of the international incoming revenues.

Other fixed line revenues include wholesale Internet, data and other revenues. Wholesale Internet revenues decreased due to price decreases of xDSL lines, while data revenues increased as a result of higher number of international leased lines sold as well as favorable foreign exchange effect. Other fixed line revenues declined due to higher revenues from Combridge in first quarter of 2008.

Operating expenses decreased by 5.3% mainly due to lower voice-related payments in line with lower voice-wholesale revenues. The decrease was mitigated by higher gains from real estate sales in the first quarter of 2008. The decrease in total revenues was higher than the decrease in operating expenses and this resulted in higher operating loss in the first quarter of 2009.

Technology Business Unit

 Technology Business Unit (“TBU”) performs the mobile and fixed network management and development activities as well as IT management.

HUF millions	3 months ended March 31, 2008	3 months ended March 31, 2009	Change (%)
Total revenues	2,584	2,654	2.7

EBITDA	(12,103)	(11,220)	(7.3)
Operating profit	(29,496)	(25,179)	(14.6)
Investments in tangible and intangible assets	7,545	8,720	15.6

The Technology Business Unit derives its revenues mainly from

i)                                        call center services provided to DT;

ii)                                     provision of internal services to other segments of the company (operation of IT and billing services, support of SAP and other applications);

iii)                                  provision of IT support, network maintenance and consulting services to subsidiaries;

iv)                                 network construction and maintenance services to external parties.

TBU is responsible for the operations and development of both the mobile and fixed network, the costs of which are not transferred to other business units leading to a significant operating loss for this segment.

Depreciation represents about half of the operating expenses of TBU. Other significant expense types include employee-related expenses, maintenance costs of telecommunications equipments, IT support expenses (including license costs) and concession fees.

Operating expenses of the Technology Business Unit significantly exceeded its revenues and this led to negative EBITDA and operating profit in both periods. Improved operating results mainly resulted from lower depreciation and amortization as a consequence of the change in the useful life of a number of assets during 2008. Lower material and maintenance expenses, lower other service fees as well as decreased employee-related expenses also favorably affected operating results in the first three months of 2009.

Macedonia

HUF millions	3 months ended March 31, 2008	3 months ended March 31, 2009	Change (%)
Total fixed line and SI/IT revenues	9,577	10,011	4.5

Total mobile revenues	8,927	10,837	21.4

Total revenues	18,504	20,848	12.7

EBITDA	11,453	11,467	0.1
Operating profit	8,148	7,945	(2.5)
Investments in tangible and intangible assets	1,618	1,359	(16.0)

The result of our Macedonian operations in HUF terms was strongly affected by the weakening of HUF against MKD by 12.8% on average year over year. Total revenues increased mostly as a result of higher revenues of T-Mobile MK.

Fixed line voice revenues decreased mainly as a result of lower voice-retail traffic revenues reflecting the loss of fixed lines and lower traffic affected by strong competition and mobile substitution. Higher Internet revenues were boosted by much higher DSL connections reaching 106,264 at March 31, 2009 as compared to 67,255 a year earlier. The increase in data revenues was owing to higher number of domestic leased line contracts and new digital leased lines.

Total revenues of T-Mobile MK increased mainly due to higher voice-retail revenues resulting from higher average customer base and increased MOU, partly offset by lower per minute fees and lower subscription fees. T-Mobile MK’s subscriber base increased by 10.5%, to 1,352,485 including 973,020 prepaid customers on March 31, 2009. T-Mobile MK had a 58.1% share in the Macedonian mobile market and mobile penetration was 110.7% at the end of March 2009. Higher non-voice revenues also positively affected total mobile revenues.

Total operating expenses of our Macedonian operations increased by 24.6% deriving mainly from higher other net operating expenses (sale of Montmak in February 2008) and increased cost of equipment (higher mobile gross additions and increased average cost of handsets).

Montenegro

HUF millions	3 months ended March 31, 2008	3 months ended March 31, 2009	Change (%)
Total fixed line and SI/IT revenues	4,374	4,519	3.3

Total mobile revenues	3,463	3,698	6.8

Total revenues	7,837	8,217	4.8

EBITDA	2,391	2,812	17.6
Operating profit	1,030	1,075	4.4
Investments in tangible and intangible assets	503	788	56.7

Total results of the Montenegrin operations were positively affected by the favorable change of the average HUF/EUR rate year over year.

In EUR terms, total fixed line and SI/IT revenues decreased mainly deriving from lower voice-wholesale revenues relating to the ceasing of traffic from Promonte and lower voice-retail revenues due to significantly lower outgoing traffic and loss of lines as a consequence of mobile substitution. These decreases were only partially offset by higher TV revenues (enlarged IPTV subscriber base) and higher Internet revenues (increased DSL connections).

While in EUR terms T-Mobile CG’s revenues slightly decreased, the above mentioned weakening of HUF against EUR had positive effect on the revenues in HUF terms. In EUR terms, the decrease in average per minute fees and in MOU was only partially compensated by higher average RPC. Higher wholesale revenues resulted from increased interconnection fees, partly compensated by lower traffic.

Operating profit showed a 4.4% increase in the first quarter of 2009 compared to the same period last year as both total revenues and operating expenses increased by almost 5%. The growth in operating expenses was primarily due to higher employee-related expenses and higher depreciation and amortization, partly offset by lower cost of equipment.

Significant events between the end of the quarter and the publishing of the “Interim management report”

On April 2, 2009, Magyar Telekom Plc. held its ordinary Annual General Meeting. The General Meeting accepted the audited annual reports on the business operations of the Magyar Telekom Group and Magyar Telekom Plc. in 2008, approved the Board of Directors’ corporate governance report for 2008 and made a decision on the amount of dividend to be paid on the 2008 profit. The shareholders elected new Board of Directors members and Supervisory Board members, approved amendments to the Company’s Articles of Association and elected an auditor.

On April 29, 2009, Magyar Telekom announced that its subsidiary, Makedonski Telekom had reached a decision at its General Meeting on a total dividend payment of MKD 6.16 bn for the financial year 2008. According to Macedonian Accounting Standards (“MAS”), on a standalone basis, Makedonski Telekom recorded a net income of MKD 6.16 bn for 2008, all of which will be distributed in line with the decision of the General Meeting. Stonebridge “under liquidation”, which is 100% owned by Magyar Telekom, is entitled to a dividend payment of approximately MKD 3.5 bn (HUF 16.9 billion).

On April 30, 2009, Magyar Telekom announced that its subsidiary, Crnogorski Telekom A.D. Podgorica, has held its General Meeting and made a decision on a total dividend payment of EUR 9.8 million (HUF 2.8 bn) for the financial year 2008. The General Meeting also approved the merger of its mobile and Internet subsidiaries into Crnogorski Telekom.

Declaration

We the undersigned declare that to the best of our knowledge the attached report gives a true and fair view of the financial position and performance of Magyar Telekom and its controlled undertakings, contains an explanation of material events and transactions that have taken place during the relevant period and their impact on the financial position of Magyar Telekom and its controlled undertakings.

Christopher Mattheisen	Thilo Kusch
Chairman and Chief Executive Officer	Chief Financial Officer

Budapest, May 7, 2009

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

By:
Szabolcs Czenthe Director Capital Markets and Acquisitions

Date: May 7, 2009